TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold: Correction FromSource

August 7, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") announces a correction to its news release issued today at 5:13 pm PT (8:13 pm ET) entitled "Equinox Gold Reports Second Quarter 2024 Financial and Operating Results".

The news release incorrectly stated that in connection with a new Term Loan, the Company had entered into gold collar contracts to deliver 279,996 ounces per month beginning July 2024 through to June 2026. The news release should have read that the gold contracts require the delivery of a total of 279,996 ounces. This error also occurred in the Company's management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2024.

This correction does not change any other information in the news release or the MD&A.

The corrected MD&A will be filed on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com